Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

March 18, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust
(File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On February 26, 2016, the Registrant received comments from Mr. Jay Williamson of the Staff regarding Post-Effective Amendment No. 113 to the Registrant’s registration statement on Form N-1A relating to the RARE Global Infrastructure Value Fund (the “fund”), as filed with the Commission on January 14, 2016. Following is a summary of the comments received from Mr. Williamson and the Trust’s responses on behalf of the fund.

1. Comment: Please respond to our comments in writing and file via EDGAR. Where a comment provides for draft disclosure, please provide draft disclosure within the letter and provide Tandy representations.

Response: The Trust acknowledges the staff’s comment and has responded as instructed.

2. Comment: With respect to footnote 6 to the Fee Table in the Prospectus, please clarify the manager’s right to recapture is also limited by any fee waiver and expense reimbursement cap set in place.

Response: We have added the additional underlined language to footnote 6 in order to clarify this statement: “The manager is permitted to recapture amounts waived and/or reimbursed to a class within three years after the fiscal year in which the manager earned the fee or incurred the expense if the class’ total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result on any particular business day of the fund, in the class’ total annual operating expenses exceeding the applicable limits described above or any other lower limit then in effect.”

3. Comment: With respect to the Expense Example, please confirm the calculations only reflect the fee waiver for the duration of the expense waiver agreement.

Response: The Trust confirms that the information regarding fund expenses, as it appears in the Expense example in the prospectus, only takes the contractual waiver of fees and expenses into account for a one-year period.

4. Comment: In the fund’s “Principal investment strategies,” clarify the meaning of “other investments with similar economic characteristics” in the fund’s 80% policy.

Response: The phrase “instruments with similar economic characteristics” refers to derivatives with economic characteristics similar to those of the securities in the fund’s 80% policy. The Trust notes that in the adopting release for Rule 35d-1, the Commission stated that a fund could include “a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Final Rule: Investment Company Names, Inv. Co. Act Rel. No. 24828 (Jan. 17, 2001) at n. 13. The prospectus has been revised to include the following disclosure in the paragraph discussing the fund’s potential use of derivatives under “Principal investment strategies”: “Derivative instruments are taken into account when determining compliance with the fund’s 80% policy.”

5. Comment: In the second paragraph under “Principal investment strategies,” companies that are engaged in the infrastructure business are defined to include those “involved in” certain activities. It is unclear why being “involved in” these activities is sufficient for names-rule purposes. The staff suggests that companies be considered to be engaged in the infrastructure business if they earn 50% or more of their revenues from the activities listed.

Response: We have revised the referenced wording as follows: “~~Companies that are engaged in the infrastructure business include companies that are involved in~~ The subadviser considers companies to be engaged in the infrastructure business if at least 50% or more of their assets, income, sales or profits are committed to, derived from or related to, the construction, renovation, ownership, development, financing, management or operation of infrastructure assets or ~~that provide~~ the provision of raw materials necessary for the construction and maintenance of infrastructure assets.”

6. Comment: The Prospectus notes under “Principal investment strategies,” that under normal market conditions, the fund will invest in or have exposure to securities of companies located in at least three foreign countries. Please consider the following revision: “Under normal market conditions, the fund will invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies engaged or located in multiple countries outside the U.S. or doing a substantial amount of business in multiple countries outside the U.S.”

Response: A memorandum to members from the Investment Company Institute dated June 4, 2012, summarizing its conversations with senior members of the Commission staff, stated that the 40% policy was not compulsory for global funds. It noted that a global fund should “expressly describe how the fund will invest its assets in investments that are tied economically to a number of countries throughout the world.” The Trust respectfully submits that its disclosure is sufficient.

7. Comment: Please briefly describe the criteria you use to determine an investment is economically tied to a particular country.

Response: We have added the following additional disclosure to the Prospectus: “The fund considers an investment to be tied economically to a country if the issuer: (i) has a class of its securities whose principal securities market is in the country; (ii) is organized under the laws of, or has a principal office in, a country, (iii) derives 50% or more of its total revenue or profit from goods produced, sales made or services provided in the country, or (iv) maintains 50% or more if its assets in the country.”

8. Comment: Confirm no “Acquired fund fees and expenses” are required to be presented in the Prospectus Fee Table.

Response: We confirm that no “Acquired fund fees and expenses” are required to be presented in the Prospectus Fee Table.

9. Comment: Under “More on the fund’s investment strategies, investments, and risks” under the discussion of master limited partnerships (MLPs), some MLPs engage in exploration or production activities and own natural resources. Will MLPs be limited to infrastructure MLPs or will you be able to invest in any type of MLP? Please clarify.

Response: Although the fund currently intends to invest almost solely in infrastructure MLPs, the Trust confirms that the fund may invest in any type of MLP, provided that the investment is consistent with the fund’s 80% policy. The Prospectus currently states that the fund may invest up to 25% of the value of its total assets in the securities of MLPs. It further states that most MLPs operate in the energy, natural resources or real estate sectors. We therefore believe the fund’s disclosure about investments in all types of MLPs is adequate on this point.

10. Comment: Under “More on the fund’s investment strategies, investments, and risks” under the discussion of “Derivatives and hedging techniques” consider revising the following sentence for clarity: “If such segregated assets represent a large portion of the fund’s portfolio, portfolio management may be affected as covered positions may have to be reduced if it becomes necessary for the fund to reduce the amount of segregated assets in order to meet redemptions or other obligations.”

Response: The sentence has been revised as follows: “If such segregated assets represent a large portion of the fund’s portfolio, this may impede portfolio management or the fund’s ability to meet redemption requests or other current obligations~~portfolio management may be affected as covered positions may have to be reduced if it becomes necessary for the fund to reduce the amount of segregated assets in order to meet redemptions or other obligations~~.”

11. Comment: Under “More on the fund’s investment strategies, investments, and risks – Other investments” please remove reference to using other strategies and investing in other securities that are described in the Statement of Additional Information, or clarify that these strategies and securities are not principal.

Response: We confirm that the fund’s principal investment strategies and risks are included in the Prospectus as required under Form N-1A. We believe that it is important for investors to be aware that there is additional information about investment strategies and risks in the Statement of Additional Information. In addition, the Statement of Additional Information may provide additional details about certain principal investment strategies.

12. Comment: Under “More on the fund’s investment strategies, investments, and risks – Selection process” please consider providing more insight into how the adviser determines the relative volatility of an issuer’s cash flow is relatively low. Please clarify whether the advisor focuses on both revenue and debt payment stability, or just revenue stability.

Response: The disclosure under “Selection process” has been revised as follows to clarify the subadviser’s focus on the sustainability of cash flows and the assessment of both revenue and debt payment stability: “The subadviser uses various quantitative and qualitative measures to analyze global equity securities. The subadviser applies a proprietary screening methodology to develop an investment universe of infrastructure securities. This process focuses on identifying companies with long term cash flows from regulatory and/or contractual frameworks and where the subadviser believes ~~the volatility of cash flows is relatively low~~ cash flows are relatively sustainable. These securities are then subjected to analysis and research with respect to revenues, cash flows, and debt levels, among other factors, to determine the subadviser’s view for each security.”

13. Comment: We note the following statement: “Please note that there are other factors that could adversely affect your investment and that could prevent the fund from achieving its investment objective. More information about risks appears in the SAI.” Please confirm the prospectus addresses material risks and consider removing the cross reference as it implies your disclosure is incomplete.

Response: The Trust believes that these cross references are appropriate to refer investors to the SAI for more information about the fund’s investment policies, strategies and risks. The Trust believes that the Prospectus includes all risk disclosure as required under Form N-1A Items 4 and 9.

14. Comment: Under “Management Fee,” briefly address the terms of the subadvisory agreement, including who pays the subadviser.

Response: Item 10(a)(1) of Form N-1A requires a fund to provide the name and address of each investment adviser of the fund, including subadvisers, and describe their experience. Item 10(a)(1) of Form N-1A also requires a fund to describe the compensation of each investment adviser of the fund. Instruction 3 to the form provides that if a fund has more than one investment adviser, it should disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser. Item 10 does not require that a fund describe other terms of the management agreement or subadvisory agreements. Consistent with this Item, the fund’s Prospectus currently describes the management fee, but does not specifically reference subadvisory fees, as they are paid by the manager and not the fund, nor does it reference other subadvisory agreement terms. We believe the appropriate place for disclosure regarding the terms of the subadvisory agreement, including who pays the subadviser, is the SAI, which currently provides the disclosure you request – i.e., that the manager pays the subadvisory fees, as well as describing the other terms of the arrangement.

15. Comment: We note the following statement under “Choosing a class of shares to buy” – “More information about the fund’s classes of shares is available through the Legg Mason funds’ website. You’ll find detailed information about sales charges and ways you can qualify for reduced or waived sales charges…” Please confirm nothing on the website is inconsistent with information in the Prospectus and your discussion of sales charges and discounts is complete in all material respects.

Response: We confirm that the information about sales charges and ways investors can qualify for reduced or waived sales charges on the fund’s website is consistent with the information in the Prospectus, and that all information about sales charges and reduced or waived sales charges required to be included in the Prospectus under Form N-1A is so included.

16. Comment: In the Statement of Additional Information (SAI), we don’t understand the fund’s concentration policy as written. Does this mean you must concentrate in an industry or group of industries? If so, please clarify in a footnote, and address the industries or groups of industries in which you will concentrate.

The fund has revised its concentration policy as follows: “The fund will not purchase or sell the securities of any issuer, if, as a result of such purchase or sale, less than 25% of the assets of the fund would be invested in the securities of issuers that are engaged in the infrastructure business as described in the fund’s Prospectus.” We will also add disclosure in the explanatory section following the fundamental policies that repeats the disclosure from the Prospectus described in Response 5 above: “The subadviser considers companies to be engaged in the infrastructure business if at least 50% or more of their assets, income, sales or profits are committed to, derived from or related to, the construction, renovation, ownership, development, financing, management or operation of infrastructure assets or the provision of raw materials necessary for the construction and maintenance of infrastructure assets.”

17. Comment: Under “Foreign Currency Exposure” in the SAI, we note the statement that “the strength or weakness of the U.S. dollar against such foreign currencies may account for a substantial part of the fund’s investment performance.” Please revise the Prospectus to include this statement under currency risk.

This statement has been revised as follows in the SAI: “Because the fund may not hedge its foreign currency exposure, the strength or weakness of the U.S. dollar against certain foreign currencies may negatively affect the fund’s investment performance more so than another fund that hedges its foreign currency exposure.” This statement has also been added to “Currency Risk” in the Prospectus.

18. Comment: Under “Securities of Other Investment Companies” in the SAI, we note that the fund may also invest in private investment companies. Please disclose the extent that you may do so. If the percentage is greater than 15%, we may have additional comments.

Response: The disclosure under “Securities of Other Investment Companies has been revised as follows: “The fund may also invest in the securities of private companies, including “hedge funds” and private equity funds, subject to the fund’s policy prohibiting it from purchasing or otherwise acquiring such securities if, as a result, more than 15% of its net assets would be invested in securities that are illiquid.”

19. Comment: Under “Repurchase Agreements” in the SAI, the following sentence repeats: “Repurchase agreements maturing in more than seven days may be considered illiquid.”

Response: The repetitive sentence has been deleted.

20. Comment: Under the trustee’s share ownership table in the SAI, we note the footnote that some shares are part of an unvested employee benefit plan. Please tell us more about these arrangements.

Response: The footnote is not applicable and has been deleted.

21. Comment: Under the trustee’s compensation table, there is a reference to a deferred compensation plan. We are unable to locate where you describe the deferred compensation plan. Please advise or revise.

Response: The SAI states in the introduction to the compensation table, that “each trustee may participate in a deferred compensation plan as discussed below.” In addition, and as required by Form N-1A, a footnote lists the total amount of deferred compensation accrued by the Trust. In May 2015, the Board of Trustees approved an amendment to the Plan so that effective January 1, 2016, no compensation earned after that date may be deferred under the Plan. We have therefore revised the statement in the introduction to the compensation table to read: “Prior to January 1, 2016, certain trustees deferred compensation under a deferred compensation plan as discussed below.” We do not believe that any additional information about the deferred compensation plan is required under form N-1A.

In connection with the responses provided above, the Trust is furnishing a “Tandy” representation letter as Exhibit A hereto.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger

Exhibit A

Legg Mason Global Asset Management Trust

620 Eighth Avenue

New York, NY 10018

March 18, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (the “Trust”)
(File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

In connection with its review of Post-Effective Amendment No. 113 to the registration statement on Form N-1A for the Trust, relating to the RARE Global Infrastructure Value Fund (the “fund”), as filed with the Securities and Exchange Commission (the “Commission”) on January 14, 2016, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the staff of the Commission (the “Staff”):

(a)	the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legg Mason Global Asset Management Trust

By:	/s/ Harris Goldblat
Name: Harris Goldblat
Title: Assistant Secretary